UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 3, 2014 (August 20, 2014)

LIN Media LLC
(Exact name of registrant as specified in its charter)

Delaware	001-36032	90-0935925
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation)	File Number)	Identification No.)

701 Brazos Street, Suite 800, Austin, Texas 78701

(Address, including Zip Code, of Principal Executive Offices)

Registrant’s telephone number, including area code: (512) 774-6110

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note

This Form 8-K/A amends the Form 8-K filed on August 20, 2014 ("8-K") by LIN Media LLC ("LIN") to correctly reflect in the 8-K the exchange ratio for the stock election consideration as well as the calculation of the maximum number of shares that may elect the cash election consideration as set forth in the Amendment No. 1 to the Agreement and Plan of Merger and the Press Release previously filed as Exhibits 2.1 and 99.1, respectively, to the 8-K, as further described below. Specifically, this Form 8-K/A now correctly reflects the exchange ratio for the stock election consideration of 1.4714, and that the maximum number of shares that may elect the cash election consideration may not exceed 29,380,053 minus the number of shares that are held by LIN shareholders, if any, who properly exercise their appraisal rights under Delaware law, if available.
This amendment does not amend or update any other information set forth in the 8-K and we have not updated disclosures contained therein to reflect any events that may have occurred at a date subsequent to the filing of the 8-K.

Item 1.01.             Entry into a Material Definitive Agreement.

Amendment to Merger Agreement

On August 20, 2014, LIN entered into an Amendment No. 1 to the Agreement and Plan of Merger, dated March 21, 2014, by and among, Media General, Inc., a Virginia corporation (“Media General”), Mercury New Holdco, Inc., a Virginia corporation (“New Holdco”), Mercury Merger Sub 1, Inc., a Virginia corporation and a direct, wholly owned subsidiary of New Holdco (“Merger Sub 1”), Mercury Merger Sub 2, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of New Holdco (“Merger Sub 2”), and the Company (the “Merger Agreement”). Each of Media General, New Holdco, Merger Sub 1, Merger Sub 2, and LIN may be referred to herein as a “party” and collectively as the “parties.”

Pursuant to the Merger Agreement (as amended by the Amendment), Merger Sub 1 will, upon the terms and subject to the conditions of the Merger Agreement, merge with and into Media General (the “Media General Merger”), with Media General surviving the Media General Merger as a wholly owned subsidiary of New Holdco, and immediately following the consummation of the Media General Merger, Merger Sub 2 will merge with and into LIN (the “LIN Merger” and together with the Media General Merger, the “Mergers”), with LIN surviving the LIN Merger as a wholly owned subsidiary of New Holdco.

Pursuant to the Amendment, the exchange ratio for the stock election consideration has been reduced to reflect a $110 million reduction in aggregate merger consideration.  The aggregate cash election consideration will remain unchanged.  Accordingly, upon the LIN Merger becoming effective, by virtue of the LIN Merger and without any action on the part of the parties to the Merger Agreement or any shareholder of LIN, each Class A, Class B and Class C common share of LIN (other than LIN treasury shares; shares owned, directly or indirectly, by LIN or any subsidiary of LIN or Media General or any subsidiary of Media General; or dissenting shares) will be converted, at the election of the holder of thereof, into the right to receive either:

(x) $25.97 (as opposed to $27.82 under the Merger Agreement prior to the Amendment) in cash without interest (the “Cash Election Consideration”); or

(y) 1.4714 (as opposed to 1.5762 under the Merger Agreement prior to the Amendment) shares of New Holdco voting common stock (each of (x) and (y) subject to proration and adjustment so that the aggregate number of shares electing the Cash Election Consideration to be paid by New Holdco does not exceed 29,380,053 minus the number of shares that are held by LIN shareholders, if any, who properly exercise their appraisal rights under Delaware law, if available).

In addition, the Amendment amends certain other provisions in the Merger Agreement to, among other things:

•require the parties to effect certain regulatory divestitures as set forth on LIN’s disclosure schedules;

•	include an express acknowledgement that the following will not be taken into account in determining whether the conditions to Media General’s obligation to close have been satisfied:

◦
the failure of LIN and its affiliates to renew the CBS network affiliation agreement related to WISH-TV, located in Indianapolis, Indiana, and the related effects therefrom on the business, financial condition and/or results of operations of LIN; and

◦
changes in programing and retransmission fees in connection with the renewal of any network affiliation agreements that otherwise expire on or prior to December 31, 2014, to the extent such changes are consistent with the most recent projections for LIN provided to Media General on August 18, 2014, which changes the parties acknowledge are industry changes;

•	include an express acknowledgement that the following will not be taken into account in determining whether the conditions to LIN’s obligation to close have been satisfied:

◦
changes in programing and retransmission fees in connection with the renewal of any network affiliation agreements that otherwise expire on or prior to December 31, 2014, to the extent such changes are consistent with the most recent projections for Media General provided to LIN on August 18, 2014, which changes the parties acknowledge are industry changes; and

•
delete Media General’s right to terminate the Merger Agreement if, as a result of regulatory actions or divestitures required by the regulatory authorities, the LIN television stations (both those expected to be divested and those expected not to be) would reasonably be expected to lose annual broadcast cash flow exceeding $5 million.

Except to the extent specifically amended in, or supplemented by, the Amendment, the Merger Agreement, which was filed as  Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities Exchange Commission (the “SEC”) by the Company on March 21, 2014, remains unchanged and in full force and effect.  The foregoing description of the Amendment is not complete and is qualified in its entirety by reference to the Amendment, which is filed as Exhibit 2.1 hereto and is incorporated by reference.

Item 8.01.              Other Events

Press Release Announcing the Amendment to the Merger Agreement and Adjournment of Special Meeting

On August 20, 2014, LIN issued a joint press release with Media General announcing entry into the Amendment. This press release further announced that, pursuant to the Amendment, LIN intends to convene and promptly adjourn, without conducting any business, the special meeting of its shareholders, which is scheduled for 9:00 a.m. local time on August 20, 2014, to consider the changes to the Merger Agreement effected by the Amendment.  The special meeting will be reconvened at 9:00 a.m. on October 6, 2014 at Weil, Gotshal & Manges LLP’s office, 767 Fifth Avenue, New York, NY 10153, the same location as the special meeting scheduled for August 20, 2014. The record date for stockholders entitled to vote at the special meeting remains July 18, 2014.  Media General will also convene and promptly adjourn, without conducting any business, the special meeting of its shareholders, which is scheduled on August 20, 2014, and reconvene its special meeting on October 6, 2014.

The joint press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

As promptly as practicable after the date of the Amendment, Media General and LIN shall jointly prepare, file with the SEC, and mail to their respective shareholders a supplement to the joint proxy statement/prospectus as filed on Form S-4 by New Holdco on July 24, 2014, with, and deemed effective on July 24, 2014, by the SEC, containing a notice of the date, time and place at which the Mercury Shareholder Meeting and the LIN Shareholder Meeting will be reconvened, disclosing the matters that are the subject of this Amendment, together with any other related disclosures (new or amended) that are necessary or appropriate to reflect such matters and are otherwise required by applicable law.

Item 9.01.              Financial Statements and Exhibits.

(d)    Exhibits

Exhibit No.	Description

2.1*
Amendment No. 1 to the Agreement and Plan of Merger, dated as of August 20, 2014, by and among Media General, Inc., Mercury New Holdco, Inc., Mercury Merger Sub 1, Inc., Mercury Merger Sub 2, LLC and LIN Media LLC.

99.1	Joint Press Release issued August 20, 2014 by Media General, Inc. and LIN Media LLC.

*
All schedules to the Merger Agreement (including those amended by the Amendment) have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Media General or LIN to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “increase,” “forecast” and “guidance” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are based upon then-current assumptions and expectations and are generally forward-looking in nature and not historical facts. Any statements that refer to outlook, expectations or other characterizations of future events, circumstances or results are also forward-looking statements. There can be no assurance that the proposed combination or the proposed purchases and sales will occur as currently contemplated, or at all, or that the expected benefits from the combination will be realized on the timetable currently contemplated, or at all. Additional risks and uncertainties relating to the proposed combination include, but are not limited to, uncertainties as to the satisfaction of closing conditions to the combination, including timing, receipt of, and conditions to obtaining regulatory approvals, timing and receipt of approval by the shareholders of Media General and LIN, the respective parties’ performance of their obligations under the merger agreement, and other factors affecting the execution of the transaction. Other risks that could cause future results to differ from those expressed by the forward-looking statements included in this press release include, but are not limited to, Media General’s and LIN’s ability to promptly and effectively integrate the businesses of the two companies, any change in national and regional economic conditions, the competitiveness of political races and voter initiatives, pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations’ operating areas, competition from others in the broadcast television markets served by Media General and LIN, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events.

A further list and description of important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements are specified in Media General and LIN’s respective Annual Reports on Form 10-K for the year ended December 31, 2013 and Quarterly Reports on Form 10-Q and in the Registration Statement on Form S-4  and the related joint proxy statement/prospectus with respect to the combination, and are included under headings such as “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Other unknown or unpredictable factors could also have material adverse effects on Media General’s or LIN’s performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Media General and LIN undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law.

NO OFFER OR SOLICITATION

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any shareholder of Media General, Inc. (“Media General”) or LIN Media LLC (“LIN Media”). In connection with the Agreement and Plan of Merger by and among Media General, Mercury New Holdco, Inc., (“Media General Holdings”), LIN Media and the other parties thereto, as amended, Media General Holdings has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Form S-4”) that includes a joint proxy statement/prospectus that has been filed with the SEC by Media General and LIN Media.   Media General Holdings, Media General and LIN Media intend to file supplemental materials with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS BECAUSE THEY CONTAIN (OR WILL CONTAIN) IMPORTANT INFORMATION ABOUT MEDIA GENERAL, LIN MEDIA, MEDIA GENERAL HOLDINGS AND THE PROPOSED COMBINATION. The Form S-4, including the joint proxy statement/prospectus, and the supplemental materials (when they become available), and any other documents filed by Media General, Media General Holdings and LIN Media with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. The documents filed by Media General and Media General Holdings may also be obtained for free from Media General’s Investor Relations web site (http://

www.mediageneral.com/investor/index.htm) or by directing a request to Media General’s Investor Relations contact, Lou Anne J. Nabhan, Vice President, Corporate Communications, at (804) 887-5120.

PARTICIPANTS IN THE SOLICITATION

Media General and LIN Media and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of either Media General or LIN Media in connection with the transaction. Information about Media General’s directors and executive officers is available in the Form S-4 and the joint proxy statement/prospectus regarding the transaction that has been filed with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LIN MEDIA LLC
Date: September 3, 2014

	By:	/s/ Nicholas N. Mohamed
	Name:	Nicholas N. Mohamed
	Title:	Vice President Controller

Exhibit Index

Exhibit No.	Description

2.1*
Amendment No. 1 to the Agreement and Plan of Merger, dated as of August 20, 2014, by and among Media General, Inc., Mercury New Holdco, Inc., Mercury Merger Sub 1, Inc., Mercury Merger Sub 2, LLC and LIN Media LLC.

99.1	Joint Press Release issued August 20, 2014 by Media General, Inc. and LIN Media LLC.

*
All schedules to the Merger Agreement (including those amended by the Amendment) have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.